FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Renaissance Mortgage Acceptance Corp.	**0001164604**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 15, 2005, Series 2005-1	**333-122940**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2005

RENAISSANCE MORTGAGE ACCEPTANCE CORP.

By: ______________________

Name: MORRIS KUTCHER

Title: VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DELTA FUNDING CORP.

FBR

RAMC 2005-1

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Friedman, Billings, Ramsey & Co., Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Friedman, Billings, Ramsey & Co., Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Friedman, Billings, Ramsey & Co., Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the FBR Trading Desk at (703) 469-1225.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail

Renaissance 2005-1
Friedman Billings Ramsey
All records
Balance: 404,389,888
2,581 records

Rate Type	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
ARM	547	91,360,169.83	22.59	167,020.42	7.87	80.55	597
Fixed	2,034	313,029,718.12	77.41	153,898.58	7.605	75.42	634
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Lien Position	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
1	2,477	397,004,610.91	98.17	160,276.39	7.651	76.65	626
2	104	7,385,277.04	1.83	71,012.28	8.431	72.84	625
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Interest Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Interest Only	18	4,677,400.00	1.16	259,855.56	6.696	86.19	660
Non-Interest Only	2,563	399,712,487.95	98.84	155,954.93	7.677	76.47	625
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Principal Balance ($)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
0.01 - 25,000.00	16	396,573.26	0.1	24,785.83	9.016	55.3	643
25,000.01 - 50,000.00	192	7,921,252.86	1.96	41,256.53	8.667	64.2	608
50,000.01 - 75,000.00	371	23,441,312.35	5.8	63,184.13	8.396	71.35	609
75,000.01 - 100,000.00	357	31,515,933.17	7.79	88,279.92	8.147	72.83	614
100,000.01 - 125,000.00	339	38,154,035.32	9.43	112,548.78	8.139	74.54	615
125,000.01 - 150,000.00	323	44,376,951.16	10.97	137,389.94	7.836	75.5	621
150,000.01 - 175,000.00	192	31,135,554.90	7.7	162,164.35	7.642	77.37	630
175,000.01 - 200,000.00	150	28,172,878.84	6.97	187,819.19	7.625	73.48	629
200,000.01 - 225,000.00	115	24,625,753.68	6.09	214,136.99	7.483	75.02	622
225,000.01 - 250,000.00	89	21,223,944.64	5.25	238,471.29	7.389	73	632
250,000.01 - 275,000.00	80	21,002,828.95	5.19	262,535.36	7.55	73.44	605
275,000.01 - 300,000.00	75	21,692,101.85	5.36	289,228.02	7.505	80.14	639
300,000.01 - 325,000.00	60	18,793,403.37	4.65	313,223.39	7.335	79.09	631
325,000.01 - 350,000.00	46	15,571,190.92	3.85	338,504.15	7.57	76.81	622
350,000.01 - 375,000.00	34	12,346,647.71	3.05	363,136.70	7.247	85.44	638
375,000.01 - 400,000.00	43	16,758,980.55	4.14	389,743.73	7.284	83.02	628

Principal Balance ($)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
400,000.01 - 425,000.00	26	10,705,005.21	2.65	411,730.97	7.326	86.03	627
425,000.01 - 450,000.00	18	7,895,884.85	1.95	438,660.27	7.179	86.98	644
450,000.01 - 475,000.00	15	6,968,358.00	1.72	464,557.20	6.999	89.3	654
475,000.01 - 500,000.00	18	8,892,240.36	2.2	494,013.35	7.278	81.55	639
500,000.01 - 525,000.00	2	1,041,111.21	0.26	520,555.61	6.588	71.88	729
525,000.01 - 550,000.00	7	3,774,868.43	0.93	539,266.92	6.447	84.66	670
550,000.01 - 575,000.00	3	1,662,971.94	0.41	554,323.98	6.271	83.94	679
575,000.01 - 600,000.00	5	2,904,235.52	0.72	580,847.10	7.15	90.06	646
625,000.01 - 650,000.00	3	1,898,406.16	0.47	632,802.05	6.906	73.37	639
700,000.01 - 725,000.00	1	718,211.54	0.18	718,211.54	5.49	72.63	737
775,000.01 - 800,000.00	1	799,251.20	0.2	799,251.20	6.39	59.26	683
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Mortgage Rate (%)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
4.501 - 5.000	1	224,729.16	0.06	224,729.16	4.99	78.67	632
5.001 - 5.500	4	1,550,211.76	0.38	387,552.94	5.472	76.08	676
5.501 - 6.000	217	49,221,117.17	12.17	226,825.42	5.848	72.08	670
6.001 - 6.500	168	35,243,809.60	8.72	209,784.58	6.316	74.49	662
6.501 - 7.000	301	56,558,357.91	13.99	187,901.52	6.812	77.41	642
7.001 - 7.500	266	43,001,902.70	10.63	161,661.29	7.302	78.72	638
7.501 - 8.000	445	67,076,738.37	16.59	150,734.24	7.789	79.58	615
8.001 - 8.500	305	44,862,009.01	11.09	147,088.55	8.267	79.18	603
8.501 - 9.000	391	48,932,211.66	12.1	125,146.32	8.772	76.07	596
9.001 - 9.500	211	28,529,648.05	7.05	135,211.60	9.276	77.2	600
9.501 - 10.000	167	19,028,399.24	4.71	113,942.51	9.774	73.16	590
10.001 - 10.500	58	5,333,182.38	1.32	91,951.42	10.231	68.58	553
10.501 - 11.000	33	3,436,038.64	0.85	104,122.38	10.694	70.48	610
11.001 - 11.500	10	1,102,477.92	0.27	110,247.79	11.317	57.77	554
11.501 - 12.000	4	289,054.38	0.07	72,263.60	11.773	59.3	547
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Original Loan-to-Value (%)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
5.01 - 10.00	3	138,396.28	0.03	46,132.09	8.089	33.12	687
10.01 - 15.00	34	1,704,422.96	0.42	50,130.09	8.77	59.58	634
15.01 - 20.00	44	2,517,210.52	0.62	57,209.33	8.469	55.56	621
20.01 - 25.00	34	2,545,771.71	0.63	74,875.64	8.7	51.49	631
25.01 - 30.00	32	2,470,183.56	0.61	77,193.24	8.04	36.2	618
30.01 - 35.00	28	3,067,315.49	0.76	109,546.98	8.171	35.04	626

Original Loan-to-Value (%)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
35.01 - 40.00	38	3,951,558.60	0.98	103,988.38	7.226	39.77	645
40.01 - 45.00	53	6,391,677.51	1.58	120,597.69	7.586	44.84	638
45.01 - 50.00	74	8,559,068.85	2.12	115,663.09	7.713	49.1	597
50.01 - 55.00	101	15,211,030.64	3.76	150,604.26	7.681	52.94	612
55.01 - 60.00	104	15,385,492.36	3.8	147,937.43	7.51	58.33	624
60.01 - 65.00	172	25,533,656.71	6.31	148,451.49	7.385	63.74	630
65.01 - 70.00	237	36,117,340.51	8.93	152,393.84	7.759	68.92	606
70.01 - 75.00	301	50,342,753.88	12.45	167,251.67	7.85	74.18	616
75.01 - 80.00	520	82,930,368.58	20.51	159,481.48	7.653	79.46	611
80.01 - 85.00	303	48,311,487.63	11.95	159,443.85	7.583	84.46	611
85.01 - 90.00	261	48,066,622.48	11.89	184,163.30	7.409	89.65	643
90.01 - 95.00	96	20,594,970.02	5.09	214,530.94	7.693	94.51	653
95.01 - 100.00	146	30,550,559.66	7.55	209,250.41	7.863	99.84	684
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Original Combined Loan-to-Value (%)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
5.01 - 10.00	1	24,828.89	0.01	24,828.89	7.39	9.12	649
10.01 - 15.00	4	226,976.81	0.06	56,744.20	7.176	14.16	685
15.01 - 20.00	11	808,031.56	0.2	73,457.41	7.606	17.32	601
20.01 - 25.00	15	1,155,133.99	0.29	77,008.93	8.245	23.17	641
25.01 - 30.00	27	2,066,983.96	0.51	76,554.96	7.832	28.49	615
30.01 - 35.00	27	2,916,200.05	0.72	108,007.41	8.186	32.37	621
35.01 - 40.00	37	3,899,327.97	0.96	105,387.24	7.228	38.18	645
40.01 - 45.00	53	6,180,261.74	1.53	116,608.71	7.528	42.71	639
45.01 - 50.00	76	8,446,105.66	2.09	111,132.97	7.7	48.58	600
50.01 - 55.00	104	15,446,352.87	3.82	148,522.62	7.698	52.95	612
55.01 - 60.00	109	15,809,096.51	3.91	145,037.58	7.533	58.22	623
60.01 - 65.00	179	25,590,550.52	6.33	142,963.97	7.445	63.57	631
65.01 - 70.00	253	37,567,015.06	9.29	148,486.23	7.771	68.9	606
70.01 - 75.00	316	51,410,000.96	12.71	162,689.88	7.86	74.17	616
75.01 - 80.00	536	83,480,004.92	20.64	155,746.28	7.666	79.42	612
80.01 - 85.00	314	49,056,508.62	12.13	156,230.92	7.601	84.47	610
85.01 - 90.00	271	48,666,847.73	12.03	179,582.46	7.431	89.65	643
90.01 - 95.00	98	20,795,964.85	5.14	212,203.72	7.709	94.48	653
95.01 - 100.00	150	30,843,695.28	7.63	205,624.64	7.883	99.83	684
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

FICO Score	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
<= 0	13	1,331,376.57	0.33	102,413.58	8.979	70.14	0
401 - 425	1	137,349.22	0.03	137,349.22	9	50	416
451 - 475	15	1,940,303.53	0.48	129,353.57	9.125	52.89	465
476 - 500	72	9,828,360.13	2.43	136,505.00	8.861	65.91	493
501 - 525	144	18,959,395.05	4.69	131,662.47	8.77	70.95	512
526 - 550	211	30,231,292.23	7.48	143,276.27	8.26	74.15	538
551 - 575	310	41,511,037.26	10.27	133,906.57	8.059	74.74	562
576 - 600	299	46,289,544.29	11.45	154,814.53	7.888	75.77	588
601 - 625	344	54,749,352.57	13.54	159,155.09	7.587	76.75	613
626 - 650	306	50,022,974.73	12.37	163,473.77	7.532	78.44	637
651 - 675	306	51,406,029.11	12.71	167,993.56	7.277	80.21	662
676 - 700	213	39,740,458.48	9.83	186,574.92	7.197	80.3	687
701 - 725	155	25,478,228.79	6.3	164,375.67	7.153	75.85	712
726 - 750	84	16,570,150.58	4.1	197,263.70	7.033	80.77	737
751 - 775	48	8,319,650.41	2.06	173,326.05	7.215	79.9	762
776 - 800	36	5,504,708.84	1.36	152,908.58	7.161	73.72	790
801 - 825	13	1,110,351.03	0.27	85,411.62	6.736	58.91	817
826 - 850	8	908,944.48	0.22	113,618.06	6.357	58.16	836
851 - 875	3	350,380.65	0.09	116,793.55	6.675	56.95	857
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Original Term to Maturity (Months)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
49 - 60	5	337,458.07	0.08	67,491.61	7.163	58.71	681
61 - 72	4	189,995.56	0.05	47,498.89	7.126	41.78	687
73 - 84	1	52,305.44	0.01	52,305.44	6.69	44	702
85 - 96	7	373,876.12	0.09	53,410.87	7.641	62.16	633
97 - 108	9	610,955.49	0.15	67,883.94	7.068	54.44	695
109 - 120	50	4,204,256.86	1.04	84,085.14	7.247	66.6	675
121 - 132	9	989,523.21	0.24	109,947.02	7.401	69.2	653
133 - 144	28	2,472,720.87	0.61	88,311.46	7.063	69.85	688
145 - 156	28	3,625,993.85	0.9	129,499.78	7.543	79.46	668
157 - 168	55	5,298,066.12	1.31	96,328.47	7.686	75.26	646
169 - 180	188	19,257,527.57	4.76	102,433.66	7.578	70.38	630
181 - 192	1	70,870.05	0.02	70,870.05	11.49	47.33	503
193 - 204	6	631,235.45	0.16	105,205.91	8.149	69.29	625
205 - 216	14	1,851,699.50	0.46	132,264.25	7.038	71.58	653
217 - 228	19	2,340,413.31	0.58	123,179.65	7.912	82.24	689
229 - 240	107	12,712,627.49	3.14	118,809.60	7.425	75.21	648
241 - 252	9	1,198,415.43	0.3	133,157.27	8.243	79.4	641

Original Term to Maturity (Months)	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
253 - 264	11	1,183,938.78	0.29	107,630.80	8.853	78.26	616
265 - 276	17	1,890,883.45	0.47	111,228.44	7.329	75.37	638
277 - 288	31	4,399,903.76	1.09	141,932.38	7.546	76.62	656
289 - 300	48	5,818,289.54	1.44	121,214.37	7.5	75.74	647
301 - 312	24	3,287,715.86	0.81	136,988.16	7.827	74.9	634
313 - 324	28	4,469,603.17	1.11	159,628.68	7.417	76.34	642
325 - 336	52	8,537,841.83	2.11	164,189.27	7.703	80.63	664
337 - 348	35	5,783,793.24	1.43	165,251.24	7.684	79.55	657
349 - 360	1,795	312,799,977.93	77.35	174,261.83	7.695	77.19	618
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Credit Grade	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
A	2,211	357,431,597.35	88.39	161,660.60	7.544	77.92	632
B	213	28,474,907.37	7.04	133,685.01	8.376	70.61	573
C	97	10,192,794.43	2.52	105,080.35	8.602	64.66	572
D	60	8,290,588.80	2.05	138,176.48	9.316	53.79	574
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Documentation Type	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Alt Doc	320	66,238,131.65	16.38	206,994.16	7.916	77.68	631
Full Doc	1,988	289,725,064.33	71.64	145,736.95	7.59	76.5	623
Limited Doc	157	29,470,381.94	7.29	187,709.44	7.659	78.78	634
Stated	116	18,956,310.03	4.69	163,416.47	7.942	70.49	625
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Occupancy Type	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Non-owner Occupied	199	33,908,903.59	8.39	170,396.50	8.733	71.48	653
Owner Occupied	2,382	370,480,984.36	91.61	155,533.58	7.567	77.04	623
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Use of Proceeds	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Cashout Refinance	1,331	210,392,375.81	52.03	158,070.91	7.582	73.95	616
Debt Consolidation Refinance	814	122,174,358.53	30.21	150,091.35	7.636	77.49	625
Purchase	189	43,294,816.25	10.71	229,073.10	8.131	86.71	669
Rate/Term Refi	247	28,528,337.36	7.05	115,499.34	7.696	76.74	634
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Property Type	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
2-4 Family	330	84,282,373.26	20.84	255,401.13	7.258	78.49	628
Condo	106	13,488,347.75	3.34	127,248.56	7.767	79.01	627
Manufactured Housing	151	13,358,494.90	3.3	88,466.85	7.911	76.28	627
Mixed Use	75	16,924,469.95	4.19	225,659.60	9.183	68.3	652
Multi-Family	44	9,637,552.47	2.38	219,035.28	9.225	70.31	672
Single Family	1,875	266,698,649.62	65.95	142,239.28	7.624	76.62	621
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

Geographic Distribution	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Alabama	9	1,236,095.39	0.31	137,343.93	8.326	80.55	580
Arizona	46	5,190,179.48	1.28	112,829.99	7.685	78.86	639
Arkansas	1	59,967.16	0.01	59,967.16	8.99	80	534
California	68	11,705,954.35	2.89	172,146.39	6.852	67.22	648
Colorado	12	2,322,241.66	0.57	193,520.14	7.262	78.83	622
Connecticut	57	10,083,602.25	2.49	176,905.30	7.266	74.55	631
Delaware	14	1,789,971.64	0.44	127,855.12	7.642	75.18	638
Florida	276	36,858,223.66	9.11	133,544.29	7.578	78.37	621
Georgia	34	3,679,438.77	0.91	108,218.79	8.198	83.7	593
Idaho	1	51,896.33	0.01	51,896.33	6.94	50.98	664
Illinois	121	15,652,083.04	3.87	129,356.06	7.946	78.48	620
Indiana	37	4,083,839.20	1.01	110,374.03	7.458	76.74	641
Kansas	10	1,019,916.16	0.25	101,991.62	8.829	87	614
Kentucky	27	2,450,711.12	0.61	90,767.08	7.965	84.1	625
Louisiana	30	2,937,383.38	0.73	97,912.78	8.163	84.91	610
Maine	17	1,640,200.92	0.41	96,482.41	8.198	72.62	616
Maryland	111	15,557,402.77	3.85	140,156.78	8.13	74.96	614
Massachusetts	74	16,306,839.94	4.03	220,362.70	7.771	75.82	634
Michigan	81	7,548,873.40	1.87	93,195.97	7.962	77.03	623
Minnesota	42	6,637,454.84	1.64	158,034.64	7.738	75.38	624
Missouri	102	9,296,723.76	2.3	91,144.35	8.315	79.29	645
Nebraska	8	677,014.63	0.17	84,626.83	8.495	91.21	656
Nevada	5	1,061,522.41	0.26	212,304.48	7.39	81.66	578
New Hampshire	35	5,922,108.55	1.46	169,203.10	7.347	80.86	644
New Jersey	150	27,624,335.53	6.83	184,162.24	8.28	73.37	613
New Mexico	1	86,700.00	0.02	86,700.00	8.69	85	560
New York	493	127,817,276.73	31.61	259,264.25	7.219	75	627
North Carolina	106	12,708,385.66	3.14	119,890.43	8.273	81.19	641
Ohio	138	13,374,124.49	3.31	96,913.95	8.071	80.51	618
Oklahoma	5	455,012.71	0.11	91,002.54	8.925	72.92	617

Geographic Distribution	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
Oregon	12	1,947,588.16	0.48	162,299.01	7.184	80.33	642
Pennsylvania	163	18,431,056.84	4.56	113,073.97	7.802	78.02	624
Rhode Island	23	5,811,733.56	1.44	252,684.07	7.949	79.43	634
South Carolina	54	5,791,604.09	1.43	107,251.93	8.659	79.96	623
Tennessee	25	2,250,609.35	0.56	90,024.37	7.87	79.33	615
Texas	2	105,947.76	0.03	52,973.88	8.184	71.49	598
Utah	1	136,582.55	0.03	136,582.55	8.49	85	526
Vermont	3	277,179.03	0.07	92,393.01	9.538	58.91	614
Virginia	134	16,851,801.50	4.17	125,759.71	7.953	76.18	614
Washington	19	2,467,388.89	0.61	129,862.57	7.41	80.46	653
Wisconsin	33	4,370,587.51	1.08	132,442.05	8.317	81.74	632
Wyoming	1	112,328.78	0.03	112,328.78	7.39	90	692
Total:	**2,581**	**404,389,887.95**	**100**	**156,679.54**	**7.665**	**76.58**	**625**

ARM Loan Type - ARM's Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
2/28 ARM	269	47,160,785.39	51.62	175,318.90	7.8	79.56	598
3/27 ARM	268	42,006,984.44	45.98	156,742.48	8.018	81.48	591
IO - 2/28 ARM	5	1,247,000.00	1.36	249,400.00	6.394	86.77	693
IO - 3/27 ARM	5	945,400.00	1.03	189,080.00	6.738	80.42	647
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Margin (%) - ARM Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
3.001 - 3.500	1	224,729.16	0.25	224,729.16	4.99	78.67	632
3.501 - 4.000	4	925,126.48	1.01	231,281.62	5.5	84	654
4.001 - 4.500	14	3,416,653.71	3.74	244,046.69	5.931	83.2	661
4.501 - 5.000	21	5,190,298.80	5.68	247,157.09	6.462	74.34	628
5.001 - 5.500	55	11,256,868.74	12.32	204,670.34	6.884	84.18	631
5.501 - 6.000	83	14,347,788.14	15.7	172,864.92	7.368	83.82	610
6.001 - 6.500	106	18,315,351.78	20.05	172,786.34	7.868	84.53	604
6.501 - 7.000	110	17,985,186.73	19.69	163,501.70	8.33	79.32	576
7.001 - 7.500	76	10,085,730.33	11.04	132,706.98	8.857	76.21	561
7.501 - 8.000	49	6,207,068.79	6.79	126,674.87	9.314	77.51	563
8.001 - 8.500	18	2,488,882.73	2.72	138,271.26	9.963	66.46	539
8.501 - 9.000	4	451,007.20	0.49	112,751.80	10.462	67.68	516
9.001 - 9.500	4	332,245.81	0.36	83,061.45	11.082	44.54	506
9.501 - 10.000	2	133,231.43	0.15	66,615.72	11.508	61.51	554
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Maximum Mortgage Rate (%) - ARM Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
11.501 - 12.000	1	224,729.16	0.25	224,729.16	4.99	78.67	632
12.001 - 12.500	2	373,502.62	0.41	186,751.31	5.402	82.21	625
12.501 - 13.000	12	3,314,217.33	3.63	276,184.78	5.82	83.88	671
13.001 - 13.500	15	3,642,696.01	3.99	242,846.40	6.32	73.75	633
13.501 - 14.000	57	12,091,976.41	13.24	212,139.94	6.794	83.03	629
14.001 - 14.500	70	12,626,261.08	13.82	180,375.16	7.296	84.84	623
14.501 - 15.000	121	20,862,067.88	22.83	172,413.78	7.796	84.08	599
15.001 - 15.500	89	14,676,567.16	16.06	164,905.25	8.274	80.33	583
15.501 - 16.000	93	13,325,417.80	14.59	143,284.06	8.768	77.45	560
16.001 - 16.500	46	5,371,904.82	5.88	116,780.54	9.237	76.58	565
16.501 - 17.000	25	3,081,158.12	3.37	123,246.32	9.764	67.76	539
17.001 - 17.500	9	1,124,326.28	1.23	124,925.14	10.23	62.04	524
17.501 - 18.000	3	279,593.09	0.31	93,197.70	10.856	51.36	517
18.001 - 18.500	3	325,490.52	0.36	108,496.84	11.272	51.64	535
18.501 - 19.000	1	40,261.55	0.04	40,261.55	11.665	65	508
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Minimum Mortgage Rate (%) - ARM Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
4.501 - 5.000	1	224,729.16	0.25	224,729.16	4.99	78.67	632
5.001 - 5.500	2	373,502.62	0.41	186,751.31	5.402	82.21	625
5.501 - 6.000	12	3,314,217.33	3.63	276,184.78	5.82	83.88	671
6.001 - 6.500	15	3,642,696.01	3.99	242,846.40	6.32	73.75	633
6.501 - 7.000	57	12,091,976.41	13.24	212,139.94	6.794	83.03	629
7.001 - 7.500	70	12,626,261.08	13.82	180,375.16	7.296	84.84	623
7.501 - 8.000	121	20,862,067.88	22.83	172,413.78	7.796	84.08	599
8.001 - 8.500	89	14,676,567.16	16.06	164,905.25	8.274	80.33	583
8.501 - 9.000	93	13,325,417.80	14.59	143,284.06	8.768	77.45	560
9.001 - 9.500	46	5,371,904.82	5.88	116,780.54	9.237	76.58	565
9.501 - 10.000	25	3,081,158.12	3.37	123,246.32	9.764	67.76	539
10.001 - 10.500	9	1,124,326.28	1.23	124,925.14	10.23	62.04	524
10.501 - 11.000	3	279,593.09	0.31	93,197.70	10.856	51.36	517
11.001 - 11.500	3	325,490.52	0.36	108,496.84	11.272	51.64	535
11.501 - 12.000	1	40,261.55	0.04	40,261.55	11.665	65	508
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Initial Rate Cap (%) - ARM Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
3	547	91,360,169.83	100	167,020.42	7.87	80.55	597
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Subsequent Rate Cap (%) - ARM Only	Count	Principal Balance	% of Principal Balance	Avg Principal Balance	WA Mortgage Rate	WA CLTV	WA FICO
1	547	91,360,169.83	100	167,020.42	7.87	80.55	597
Total:	**547**	**91,360,169.83**	**100**	**167,020.42**	**7.87**	**80.55**	**597**

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	total LTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
4.501-5.0%	0.00%	0.00%	0.00%	0.17%	0.00%	0.00%	0.06%	632	3.340	224,729	0.00%	0.00%	0.00%	0.00%
5.001-5.5%	0.00%	0.00%	0.00%	0.87%	0.38%	0.00%	0.38%	676	3.752	387,553	0.00%	0.00%	0.00%	0.00%
5.501-6.0%	18.40%	15.56%	18.45%	11.65%	10.24%	5.07%	12.17%	670	4.191	226,825	7.58%	0.00%	7.57%	7.57%
6.001-6.5%	3.81%	14.55%	9.83%	8.24%	8.84%	5.51%	8.72%	662	4.703	209,785	7.99%	5.98%	20.50%	20.50%
6.501-7.0%	18.56%	13.76%	11.88%	12.56%	16.21%	15.63%	13.99%	642	5.174	187,902	15.16%	13.73%	7.89%	7.89%
7.001-7.5%	7.00%	8.99%	9.11%	8.44%	13.34%	14.74%	10.63%	638	5.677	161,661	14.29%	9.92%	3.07%	3.07%
7.501-8.0%	11.82%	10.72%	10.56%	17.67%	22.08%	17.05%	16.59%	615	6.204	150,734	19.70%	22.49%	0.00%	0.00%
8.001-8.5%	9.29%	6.65%	9.23%	12.19%	10.45%	15.63%	11.09%	603	6.667	147,089	15.36%	20.30%	15.99%	15.99%
8.501-9.0%	17.21%	13.10%	12.66%	12.16%	9.98%	13.36%	12.10%	596	7.150	125,146	9.32%	20.32%	16.83%	16.83%
9.001-9.5%	8.03%	4.39%	8.22%	8.39%	4.37%	9.08%	7.06%	600	7.592	135,212	7.39%	2.53%	15.49%	15.49%
9.501-10.0%	4.53%	7.91%	4.99%	4.93%	3.61%	3.35%	4.71%	590	8.040	113,943	2.53%	3.99%	4.67%	4.67%
10.001-10.5%	0.56%	1.45%	3.34%	1.25%	0.30%	0.43%	1.32%	553	8.396	91,951	0.47%	0.24%	0.00%	0.00%
10.501-11.0%	0.00%	1.11%	0.84%	1.49%	0.21%	0.16%	0.85%	610	9.073	104,122	0.21%	0.51%	2.95%	2.95%
11.001-11.5%	0.49%	1.34%	0.74%	0.00%	0.00%	0.00%	0.27%	554	9.372	110,248	0.00%	0.00%	5.05%	5.05%
> 11.5%	0.31%	0.48%	0.15%	0.00%	0.00%	0.00%	0.07%	547	9.765	72,264	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	625	6.249	156,680	100.00%	100.00%	100.00%	100.00%

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850+	total FICO	Current LTV	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
$1-$50,000	8.18%	1.57%	2.96%	2.62%	2.07%	1.35%	1.09%	1.69%	7.89%	0.00%	2.06%	63.77	8.684	7.097	0.89%	1.88%	0.00%	2.86%
$50,001-$100,000	32.04%	17.36%	16.55%	16.95%	14.02%	9.70%	8.55%	12.63%	18.74%	49.82%	13.59%	72.20	8.254	6.739	9.82%	8.97%	0.00%	17.85%
$100,001-$150,000	9.35%	27.69%	24.95%	22.16%	17.77%	19.38%	17.93%	19.54%	43.92%	0.00%	20.41%	75.05	7.976	6.590	13.23%	22.37%	8.90%	21.24%
$150,001 - $200,000	10.82%	22.21%	13.88%	13.03%	12.80%	16.08%	19.00%	13.60%	7.67%	50.18%	14.67%	75.52	7.634	6.269	13.98%	18.11%	17.39%	11.50%
$200,001 - $250,000	14.86%	16.65%	11.35%	10.18%	12.38%	8.70%	14.94%	11.10%	21.78%	0.00%	11.34%	74.09	7.439	5.968	12.07%	13.03%	14.59%	7.57%
$250,001 - $300,000	0.00%	11.50%	12.68%	9.92%	11.38%	9.41%	9.92%	12.50%	0.00%	0.00%	10.56%	76.85	7.527	6.135	10.54%	10.31%	6.41%	0.00%
$300,001 - $350,000	0.00%	0.00%	8.05%	7.70%	10.82%	8.21%	9.21%	6.92%	0.00%	0.00%	8.50%	78.05	7.441	6.291	13.27%	18.80%	7.38%	11.42%
$350,001 - $400,000	24.75%	3.02%	6.19%	7.73%	7.24%	6.67%	9.85%	5.37%	0.00%	0.00%	7.20%	84.05	7.268	5.825	11.41%	0.00%	16.44%	0.00%
$400,001 - $450,000	0.00%	0.00%	3.40%	5.29%	4.08%	5.99%	4.11%	5.96%	0.00%	0.00%	4.60%	86.43	7.264	5.650	4.51%	6.53%	18.19%	27.56%
$450,001 - $500,000	0.00%	0.00%	0.00%	4.41%	4.09%	6.90%	1.09%	6.93%	0.00%	0.00%	3.92%	84.96	7.155	6.263	6.48%	0.00%	10.69%	0.00%
$500,001 - $550,000	0.00%	0.00%	0.00%	0.00%	0.52%	3.52%	1.30%	3.76%	0.00%	0.00%	1.19%	81.90	6.478	5.352	1.86%	0.00%	0.00%	0.00%
$550,001 - $600,000	0.00%	0.00%	0.00%	0.00%	1.64%	2.52%	1.31%	0.00%	0.00%	0.00%	1.13%	87.84	6.830	6.096	1.95%	0.00%	0.00%	0.00%
$600,001 - $650,000	0.00%	0.00%	0.00%	0.00%	1.21%	0.69%	0.00%	0.00%	0.00%	0.00%	0.47%	73.37	6.906	-	0.00%	0.00%	0.00%	0.00%
$650,001 - $700,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-	-	-	0.00%	0.00%	0.00%	0.00%
$700,001 - $750,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.71%	0.00%	0.00%	0.00%	0.18%	72.63	5.490	-	0.00%	0.00%	0.00%	0.00%
$750,001 - $800,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.88%	0.00%	0.00%	0.00%	0.00%	0.20%	59.26	6.390	4.740	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	76.58	7.665	6.249	100.00%	100.00%	100.00%	100.00%

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850+	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans
4.501-5.0%	0.00%	0.00%	0.00%	0.00%	0.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	78.67	4.990	3.340	224,729	0.00%	0.00%	0.00%
5.001-5.5%	0.00%	0.00%	0.00%	0.25%	0.44%	0.00%	2.07%	0.00%	0.00%	0.00%	0.38%	76.08	5.472	3.752	387,553	0.00%	0.00%	0.00%
5.501-6.0%	0.00%	0.00%	3.05%	5.14%	10.60%	18.62%	27.31%	20.29%	38.11%	21.54%	12.17%	72.08	5.848	4.191	226,825	7.58%	0.00%	7.57%
6.001-6.5%	0.00%	0.00%	1.89%	5.35%	9.04%	13.32%	11.97%	15.66%	31.38%	50.18%	8.72%	74.49	6.316	4.703	209,785	7.99%	5.96%	20.50%
6.501-7.0%	0.00%	0.00%	6.26%	10.00%	16.02%	19.91%	13.77%	12.31%	9.03%	0.00%	13.99%	77.41	6.812	5.174	187,902	15.16%	13.73%	7.89%
7.001-7.5%	4.47%	1.53%	7.65%	11.60%	9.90%	12.01%	12.23%	15.59%	9.62%	0.00%	10.63%	78.72	7.302	5.677	161,661	14.29%	9.92%	3.07%
7.501-8.0%	8.27%	10.34%	17.76%	21.00%	19.42%	13.09%	11.08%	10.64%	2.93%	28.28%	16.59%	79.58	7.789	6.204	150,734	19.70%	22.49%	0.00%
8.001-8.5%	23.81%	23.45%	14.71%	14.71%	10.38%	7.84%	4.83%	11.01%	1.27%	0.00%	11.09%	79.18	8.267	6.667	147,089	15.36%	20.30%	15.99%
8.501-9.0%	23.23%	25.49%	19.16%	16.62%	11.17%	6.54%	7.40%	4.86%	6.43%	0.00%	12.10%	76.07	8.772	7.150	125,146	9.32%	20.32%	16.83%
9.001-9.5%	24.75%	20.81%	10.87%	7.60%	6.30%	4.49%	4.23%	8.86%	0.00%	0.00%	7.06%	77.20	9.276	7.592	135,212	7.39%	2.53%	15.49%
9.501-10.0%	3.54%	8.11%	11.07%	5.81%	3.19%	2.60%	3.88%	0.78%	1.24%	0.00%	4.71%	73.16	9.774	8.040	113,943	2.53%	3.99%	4.67%
10.001-10.5%	1.72%	9.04%	4.45%	0.82%	0.86%	0.26%	0.47%	0.00%	0.00%	0.00%	1.32%	68.58	10.231	8.396	91,951	0.47%	0.24%	0.00%
10.501-11.0%	3.40%	0.85%	2.06%	0.29%	0.46%	1.34%	0.76%	0.00%	0.00%	0.00%	0.85%	70.48	10.694	9.073	104,122	0.21%	0.51%	2.95%
11.001-11.5%	6.81%	0.00%	0.88%	0.65%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.27%	57.77	11.317	9.372	110,248	0.00%	0.00%	5.05%
> 11.5%	0.00%	0.38%	0.19%	0.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	59.30	11.773	9.765	72,264	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	76.58	7.665	6.249	156,680	100.00%	100.00%	100.00%

Deal Name: RAMC 2005-1

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
< 450	0.41%	0.00%	0.29%	0.36%	1.89%	0.22%	8.981	104,909	68.26	8.98%	68.26%
451-500	4.03%	0.00%	0.09%	2.91%	1.02%	2.68%	8.905	135,272	63.77	8.91%	63.77%
501-550	14.44%	0.53%	7.59%	12.16%	2.57%	14.89%	8.457	138,565	72.92	8.46%	72.92%
551-600	20.70%	33.02%	22.54%	21.71%	10.30%	23.98%	7.969	144,172	75.28	7.97%	75.28%
601-650	22.53%	39.25%	33.49%	25.91%	20.56%	28.16%	7.561	161,188	77.56	7.56%	77.56%
651-700	22.10%	20.12%	24.36%	22.54%	37.68%	19.71%	7.242	175,619	80.25	7.24%	80.25%
701-750	11.48%	7.09%	7.79%	10.40%	15.56%	7.99%	7.106	175,935	77.79	7.11%	77.79%
751-800	3.50%	0.00%	3.86%	3.42%	10.26%	2.01%	7.194	164,576	77.44	7.19%	77.44%
801-850	0.70%	0.00%	0.00%	0.50%	0.00%	0.36%	6.566	96,157	58.57	6.57%	58.57%
851+	0.12%	0.00%	0.00%	0.09%	0.17%	0.00%	6.675	116,794	56.95	6.68%	56.95%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	7.665	156,680	76.58	100.00%	100.00%

Miscellaneous data:	(%)
DTI:	40%
% of loans at exactly 80 LTV:	15%
% LTV 95.01 - 100	8%
% 2/28	12%
% 3/27	11%

IO loans:	(%)
5 yr IO	1.16
2 yr IO	0.00
wtd avg FICO	660
LTV	86.19
DTI	40.17
full	70.03
purch	10.71

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	850+	total FICO	Avg Prin Bal ($)	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
< 10.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	24,829	7.390	0.000	0.00%	0.00%	0.00%	0.00%
10.01-20	0.00%	0.85%	0.16%	0.21%	0.32%	0.12%	0.56%	0.00%	0.00%	0.00%	0.26%	69,001	7.512	7.940	0.19%	0.28%	0.00%	0.00%
20.01-30	3.40%	2.71%	1.15%	0.54%	0.43%	0.53%	1.35%	1.59%	0.00%	28.28%	0.80%	76,717	7.980	7.421	0.47%	1.30%	0.00%	0.00%
30.01-40	6.81%	5.34%	1.27%	1.34%	1.53%	1.42%	0.91%	5.20%	14.29%	0.00%	1.69%	106,493	7.638	7.217	1.41%	1.37%	0.00%	0.00%
40.01-50	14.13%	16.07%	1.92%	3.76%	2.73%	2.87%	4.93%	2.19%	21.47%	0.00%	3.62%	113,383	7.628	6.738	1.66%	7.01%	0.00%	0.00%
50.01-60	10.82%	11.56%	10.58%	8.81%	6.01%	6.43%	7.54%	6.93%	21.90%	21.54%	7.73%	146,739	7.614	6.490	9.80%	9.28%	0.00%	0.00%
60.01-70	0.00%	22.69%	21.08%	15.37%	17.39%	11.25%	12.99%	16.20%	22.20%	0.00%	15.62%	146,198	7.639	6.576	12.59%	23.97%	6.41%	31.49%
70.01-80	40.37%	40.79%	40.79%	37.40%	33.97%	28.42%	28.12%	21.18%	8.46%	50.18%	33.36%	158,322	7.740	6.234	24.75%	40.99%	33.78%	68.51%
80.01-90	24.47%	0.00%	23.06%	28.43%	23.60%	26.67%	20.80%	23.74%	0.00%	0.00%	24.17%	167,048	7.516	6.004	33.36%	15.81%	36.68%	0.00%
90.01-100	0.00%	0.00%	0.00%	4.16%	14.00%	22.29%	22.80%	22.99%	11.67%	0.00%	12.77%	208,224	7.813	6.191	15.77%	0.00%	23.12%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	156,680	7.665	6.249	100.00%	100.00%	100.00%	100.00%

DELTA FUNDING CORP.

FBR

RAMC 2005-1

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Friedman, Billings, Ramsey & Co., Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Friedman, Billings, Ramsey & Co., Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Friedman, Billings, Ramsey & Co., Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the FBR Trading Desk at (703) 469-1225.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

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Deal Name: RAMC 2005-1
Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool	group: _Fixed_	group: _ARM_	group: ______
gross WAC (%)	7.665%	7.605%	7.870%	
wtd avg FICO	625	634	597	
FICO < 600 (%)	37%	20%	56%	
FICO 600-650 (%)	26%	26%	22%	
wtd avg CLTV (%)	77%	75%	81%	
CLTV = 80 (%)	15%	14%	18%	
CLTV > 80.01 (%)	37%	34%	46%	
LTV 95.01 -100 (%)	8%	6%	12%	
Full Doc (%)	72%	74%	64%	
Stated Doc (%)	5%	4%	6%	
purch (%)	11%	9%	15%	
CO refi (%)	52%	52%	53%	
Own Occ (%)	92%	91%	93%	
Prepay Penalty (%)	75%	80%	56%	
wtd avg DTI (%)	40%	40%	40%	
ARM ? (%)	23%	-	100%	
2/28 (%)	12%	-	53%	
3/27 (%)	11%	-	47%	
1st Lien (%)	98%	98%	100%	
Avg Loan Balance	$156,680	$153,899	$167,020	
# of Loans	2,581	2,034	547	
Loan Bal < $100k (%)	16%	17%	12%	
Mtg Rates > 12% (%)	0%	0%	0%	
Manuf Housing (%)	3%	4%	0%	
(%) & largest state code	32% NY	40% NY	18% FL	
silent 2nd (%)	1%	1%	1%	
IO loans (%)	1%	1%	2%	
5yr IO (%)	1%	1%	2%	
2 yr IO (%)	0%	0%	0%	
IO: FICO	660	649	673	
IO LTV (%)	86%	88%	81%	
IO DTI (%)	35%	36%	34%	
IO full doc (%)	70%	54%	84%	
IO: purch (%)	21%	24%	17%	